UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ACT OF 1934

For the fiscal year ended March 31, 2011

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to ________________________

Commission file number 0-20900

COMPUWARE CORPORATION ESOP/401(k) PLAN

(Full title of the plan)

Compuware Corporation
One Campus Martius
Detroit, Michigan 48226

Compuware Corporation
ESOP/401(k) Plan

Financial Statements as of and for the Years
Ended March 31, 2011 and 2010,
Supplemental Schedule as of March 31, 2011
and Independent Auditors’ Report

COMPUWARE CORPORATION ESOP/401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Compuware Corporation ESOP/401(k) Plan

Date: 09/26/2011	By: Laura L. Fournier
Laura L. Fournier
Executive Vice President and
Chief Financial Officer

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Compuware Corporation ESOP/401(k) Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Compuware Corporation ESOP/401(k) Plan (Plan) as of March 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

s/s Crowe Horwath LLP
South Bend, Indiana
September 26, 2011

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2011 AND 2010

	2011	2010

ASSETS:
Investments—at fair value:
Common Stock—Compuware Corporation	$65,158,136	$51,543,287
Stable Value Collective Trusts	-	233,718
Mutual Funds:
Short-term securities	38,852,656	44,609,114
Bonds (government and corporate)	43,669,486	41,440,326
Equity	256,994,084	231,964,989
Lifecycle	21,260,003	14,595,376
Real estate	7,959,512	6,309,451

Total investments—at fair value	433,893,877	390,696,261

Notes receivable from participants	4,855,166	4,329,185
Other receivable	15,512	65,244
	$4,870,678	$4,394,429

Total Assets and Net Assets Available for Benefits Reflecting All Investments at Fair Value	$438,764,555	$395,090,690

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	-	(177)

NET ASSETS AVAILABLE FOR BENEFITS	$438,764,555	$395,090,513

The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2011 AND 2010

	2011	2010
Investment income:
Interest and dividends	$5,760,111	$4,341,624
Net appreciation in fair value of Compuware Corporation common stock	18,250,345	11,931,519
Net appreciation in fair value of Fidelity U.S. Equity Index Commingled Pool	-	13,077,134
Net appreciation in fair value of State Street
Bank and Trust Advisors Mid-Cap Blend Unitized Fund	-	10,340,180
Net appreciation in fair value of Mutual Funds	40,148,589	70,179,526
Total Investment Income	64,159,045	109,869,983

Interest income on notes receivable from participants	238,142	297,039

Contributions:
Participant	18,805,250	17,671,144
Participant rollover	1,596,555	690,502
Total Contributions	20,401,805	18,361,646

Total Net Additions	84,798,992	128,528,668

Benefits paid to participants	40,973,365	54,342,906
Administrative and other expenses	151,585	133,184

Total Reductions	41,124,950	54,476,090

NET INCREASE PRIOR TO PLAN MERGER	43,674,042	74,052,578

Plan Merger (Note 6)	-	5,215,471

NET INCREASE	43,674,042	79,268,049

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	395,090,513	315,822,464

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$438,764,555	$395,090,513

The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

1.	GENERAL DESCRIPTION OF THE PLAN

The following description of the Compuware Corporation (Company) ESOP/401(k) Plan (Plan) provides only general information. The Plan document should be referred to for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan (ESOP) and a 401(k) Plan. The assets for both features are combined in a common trust. All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive any discretionary employer ESOP contribution. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Compuware has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) appointing Fidelity to act as trustee of the Plan.

Contributions—ESOP—Employer contributions to the ESOP are at the discretion of the Company, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both and are valued based upon the quoted market price of the Company common stock on the date of contribution. A contribution of $1,666,160 funded entirely through forfeitures, was made during the Plan year ended March 31, 2011. The Company did not make an ESOP contribution for the 2010 Plan year.

Contributions—401(k)—Participants in the Plan may elect to defer up to 75% of their pre-tax pay each pay period, and up to 10% of their after-tax pay each pay period, with a combined maximum limit of 85% for investment in the Plan.  An after-tax Roth 401K election is also available but is limited to the pre-tax contribution limitations. Prior to November 15, 2010 the Plan required a 2% automatic enrollment policy, wherein unless an active participant elected otherwise, they were deemed to have elected to make an automatic pre-tax contribution of 2% in the Plan. As of November 15, 2010, this percentage was increased to 3% and automatically increases by 1% annually for the first two years of participation unless an active participant elects otherwise. The automatic pre-tax contribution is effective as soon as administratively possible after 90 days from the first day of employment.

The amount of pre-tax or after-tax pay deferral contributions for each participant is limited to $16,500 during the 2011 and 2010 calendar years, based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make additional pre-tax “catch-up” contributions in accordance with the provisions of Code Section 414(v). The maximum annual catch-up contribution is $5,500 for 2011 and 2010.

Participants’ Accounts—ESOP—Company contributions to the ESOP are allocated to eligible individual participant accounts based upon eligible compensation. These amounts are immediately subject to the individual participant’s investment direction.

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

1.	GENERAL DESCRIPTION OF THE PLAN (Continued)

Participants’ Accounts—401(k)—All Plan withholdings contributed to the Plan are deposited in each participant’s account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants’ accounts based on the actual earnings of the investment funds selected by the participants.

Vesting—ESOP—Participants are vested based on the number of years of service. Vesting begins after two years of service, with full vesting occurring after six years of service. Prior to April 1, 2007, vesting began after three years of service, with full vesting occurring after seven years of service.

Vesting—401(k) and Roth 401(k)—Plan participants’ contributions and earnings thereon are fully vested. In addition, all employees acquired through Compuware’s acquisition of Gomez, Inc., were credited with years of service under the Gomez 401(K) Plan and their contributions and earnings are fully vested.

Forfeited Accounts - ESOP—As of March 31, 2011 and 2010, forfeited nonvested accounts totaled $28,937 and $1,265,329 respectively. These accounts may be allocated to remaining participants in the same manner as Company ESOP contributions.

Notes Receivable from Participants—Participants may have only two outstanding loans at any time. Effective January 3, 2006, loans must originate from assets in the 401(k) portion of the participants’ accounts. Prior to January 3, 2006, participants were allowed to have one loan originating from the ESOP allocations and one loan from the remaining portion of their 401(k) Plan account, excluding certain amounts from plan mergers.

The maximum loan amount is equal to the lesser of $50,000 or 50% of their vested balance (excluding the ESOP source beginning January 3, 2006) minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant’s account. Interest is paid quarterly at 1% above the Prime Interest Rate. Interest rates on loans, currently outstanding, range from 4.25% to 9.25%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity’s loan coupon service for hourly employees, terminated employees, and rehires.

Participant loans are reported as notes receivable from participants on the statement of net assets available for benefits at their unpaid principle balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principle and interest are received through direct payments or payroll deductions and the notes are collateralized by the participants` account balances.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may request to receive a lump-sum amount equal to the value of the participant’s vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard: In September 2010, the Financial Accounting Standards Board (FASB) amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and measured at their unpaid principle balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $4,329,185 on the statement of net assets available for benefits as of March 31, 2010 and a reclassification from interest income earned from investments to interest income earned on notes receivable from participants of $297,039 on the statement of changes in net assets available for benefits for the year ended March 31, 2010. Adoption had no effect on the Plan`s net assets available for benefits or changes therein.

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation— The investment valuation policy of the Plan is to value investments at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date, the record date that a participant must be on the company's books as a shareholder to receive a dividend.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. A fair value hierarchy is established, whereby fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The hierarchy places the highest priority to readily available unadjusted quoted prices in active markets for identical assets (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. The three levels of inputs within the fair value hierarchy are described below:

Level 1	Quoted prices in active markets for identical securities.
Level 2
Prices determined using significant observable inputs. Observable inputs are inputs that other participants would use in valuing a portfolio instruments. These may include quoted prices for similar securities, interest rates, payment spreads, credit risk, and others.

Level 3
Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Plan’s own assumptions about the factors market participants would use in valuing a portfolio instrument, and would be based on the best information available.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level within the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company common stock and Mutual funds: The fair values of Company stock and of mutual fund investments are determined by quoted market prices on nationally recognized securities exchanges (level 1 inputs). The Plan’s investment in Company stock is valued at its quoted market price of $11.55 and $8.40 at March 31, 2011 and 2010, respectively.

Stable value funds: The fair values of participation units in the stable value collective trusts are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the funds (level 2 inputs).  The funds invest in fixed income securities or bond funds and may include derivative investments with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors. The funds provide for daily redemptions by the Plan at reported net asset values per share with no advance notification.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of the inputs used, as of March 31, 2011 and 2010, involving the Plan’s investments carried at fair value. The inputs or methodologies used for valuing investments and other financial instruments may not be an indication of the risk associated with investing in those securities.

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments
Fair Value Measurement at March 31, 2011
Investments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock—Compuware Corporation	$65,158,136	-	-
Mutual Funds:
Short-term securities	38,852,656	-
Bonds (government and corporate)	43,669,486	-	-
Equity
Large Cap	118,752,206	-	-
Mid-Cap	69,377,788	-	-
Small Cap	14,777,790	-	-
International	51,512,340	-	-
Emerging Markets	2,573,960	-	-
Vanguard Lifecycle
Target Retirement 2005 Fund	186,018	-
Target Retirement 2010 Fund	287,583	-	-
Target Retirement 2015 Fund	2,173,448	-	-
Target Retirement 2020 Fund	2,639,204	-	-
Target Retirement 2025 Fund	3,985,596	-	-
Target Retirement 2030 Fund	3,640,152	-	-
Target Retirement 2035 Fund	3,882,311	-	-
Target Retirement 2040 Fund	2,318,377	-	-
Target Retirement 2045 Fund	1,266,207	-	-
Target Retirement 2050 Fund	298,765	-	-
Target Retirement 2055 Fund	26,834	-	-
Target Retirement Income Fund	555,508	-	-
Real estate	7,959,512	-	-
Total	433,893,877	-	-

There were no transfers between Level 1 and Level 2 during the plan year ended March 31, 2011.

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments
Fair Value Measurement at March 31, 2010
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Investments	(Level 1)	(Level 2)	(Level 3)
Common Stock—Compuware Corporation	$51,543,287	-	-
Stable Value Collective Trust	-	233,718	-
Mutual Funds:
Short-term securities	44,609,114	-
Bonds (government and corporate)	41,440,326	-	-
Equity
Large Cap	116,651,215	-	-
Mid-Cap	54,727,548	-	-
Small Cap	9,864,222	-	-
International	50,722,004	-	-
Vanguard Lifecycle
Target Retirement 2005 Fund	139,259	-
Target Retirement 2010 Fund	331,320	-	-
Target Retirement 2015 Fund	1,918,916	-	-
Target Retirement 2020 Fund	1,768,541	-	-
Target Retirement 2025 Fund	2,497,278	-	-
Target Retirement 2030 Fund	2,157,982	-	-
Target Retirement 2035 Fund	2,789,569	-	-
Target Retirement 2040 Fund	1,752,807	-	-
Target Retirement 2045 Fund	822,110	-	-
Target Retirement 2050 Fund	167,988	-	-
Target Retirement Income Fund	249,606	-	-
Real estate	6,309,451	-	-
Total	390,462,543	233,718	-

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan held an indirect interest in such contracts through its investment in stable value funds as of March 31, 2010. No such interest was held by the Plan as of March 31, 2011.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principle balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principle and interest are received through direct payments or payroll deductions and the notes are collateralized by the participants` account balances.

Use of Estimates: The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at March 31, 2011 and 2010, and the reported amounts of changes in net assets available for benefits during the years then ended. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

Administrative fees: Plan administrative fees consist of recordkeeping fees, participant loan initiation fees, loan maintenance fees, short-term trading fees and other related participant fees. Quarterly recordkeeping expenses of the Plan are paid using the Plan forfeiture account. Individual participants pay all other fees.

Benefit Payments: Payments for benefits are recorded when paid.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since the receipt of the determination letter.

However, the Plan Administrator believes the Plan is designed and is currently being operated in accordance with applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the Plan, the employer, and certain others. Certain investments of the Plan are shares of mutual funds, which are offered by Fidelity Investments, an affiliate of the Plan trustee. Stable value collective trusts are offered by Fidelity Management Trust Company (Fidelity), which is the Plan trustee. These transactions and the Plan’s payment of trustee fees to Fidelity qualify as party-in-interest transactions. The Plan also invests in shares of common stock issued by Compuware Corporation, which qualifies as a party-in-interest investment. Further, notes receivable from participants are also party-in-interest transactions.

The 5,641,316 and 6,135,499 shares of Compuware Corporation common stock held by the Plan as of March 31, 2011 and 2010 represent approximately 2.6% and 2.7% of the Company’s outstanding shares as of March 31, 2011 and 2010. The Company common stock held by the Plan as of March 31, 2011 and 2010 has been valued at its quoted market price as of the 2011 and 2010 financial statement date of $11.55 and $8.40 per share.

There were no cash dividends paid to the Plan by Compuware Corporation during the plan years ended March 31, 2011 and 2010. Total appreciation for the Compuware Corporation common stock for the plan year ended March 31, 2011 was $18,250,345. Total appreciation for the Compuware Corporation common stock for the plan year ended March 31, 2010 was $11,931,519. This is included in net appreciation per the Statement of Changes in Net Assets Available for Benefits.

6.	PLAN MERGERS

On November 9, 2009, Compuware Corporation acquired Gomez, Inc. and on December 31, 2009, the Gomez 401(k) Plan was merged into the Plan. All of the assets of the Gomez 401(k) Plan were transferred to the Plan, causing the dissolution of the Gomez 401(k) Plan. Each participant in the Gomez 401(k) Plan became eligible to participate in the Plan upon, or before, the effective date of the merger.

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

7.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows:

	2011	2010

Compuware Corporation Common Stock:
ESOP ( 4,655406 and 5,040,439 shares, respectively)	$53,770,707	$42,343,873
401(k) ( 985,910 and 1,095,060 shares, respectively)	11,387,429	9,199,414
Vanguard Institutional Index Fund	40,663,495	37,098,354
Fidelity Diversified International Fund	36,133,153	36,392,321
Fidelity Retirement Money Market Fund	31,056,153	35,135,440
MSIFT Mid-Cap Growth	40,672,464	30,397,811
Janus Twenty Fund	24,549,820	29,238,850
Vanguard Total Bond Market Index Fund	26,923,478	27,999,283
Artisan Mid Cap Value Fund	28,705,324	24,329,736
Harbor Large Cap Value Fund	22,375,347	22,810,048

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

8.	FUND INFORMATION

Investment income, participant contributions, employer contributions, benefits paid to participants, administrative and other expenses and exchanges are as follows for the years ended March 31, 2011 and 2010:

	ESOP*	Loan	401(k)	Total
BEGINNING BALANCE—MARCH 31, 2010	$50,369,621	$550,922	$344,169,970	$395,090,513

INVESTMENT INCOME	15,798,878	-	48,360,167	64,159,045
INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	29,042	957	208,143	238,142

CONTRIBUTIONS:
Employer	19,265	-	(19,265)	-
Participant	-	-	18,805,250	18,805,250
Participant rollover	-	-	1,596,555	1,596,555
Total contributions	19,265	-	20,382,540	20,401,805

BENEFITS PAID TO PARTICIPANTS	4,390,146	25,462	36,557,757	40,973,365

ADMINISTRATIVE AND OTHER EXPENSES	92,376	-	59,209	151,585

Plan Merger	-	-	-	-

EXCHANGES	(169,767)	169,767	-	-

ENDING BALANCE—MARCH 31, 2011	$61,535,475	$695,227	$376,295,711	$438,764,555

* This Balance includes previously forfeited amounts held within the money market fund

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 and 2010

8.	FUND INFORMATION (Continued)

	ESOP*	Loan	401(k)	Total
BEGINNING BALANCE—MARCH 31, 2009	$44,848,271	$512,072	$270,462,121	$315,822,464

INVESTMENT INCOME/ (LOSS)	11,556,152	(7,684)	98,321,516	109,869,984
INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	31,100	2,409	263,530	297,039

CONTRIBUTIONS:
Participant	-	-	17,671,144	17,671,144
Participant rollover	-	-	690,502	690,502
Total contributions	-	-	18,361,646	18,361,646

BENEFITS PAID TO PARTICIPANTS	5,843,964	96,078	48,402,864	54,342,906

ADMINISTRATIVE AND OTHER EXPENSES	84,888	-	48,296	133,184

Plan Merger	-	-	5,215,471	5,215,471

EXCHANGES	(137,049)	140,203	(3,154)	-

ENDING BALANCE—MARCH 31, 2010	$50,338,522	$548,513	$343,906,440	$395,090,514

* This Balance includes previously forfeited amounts held within the money market fund

SUPPLEMENTAL SCHEDULE

COMPUWARE CORPORATION ESOP/401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2011

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral		Current
	Lessor or Similar Party	Par or Maturity Value (in Shares)	Cost	Value

*	Compuware Corporation	Compuware Corporation Common Stock; 5,641,316.268 shares	$31,810,155		$65,158,136
*	Fidelity Investments	Diversified International Fund; 1,161,464.266 units	32,083,253		$36,133,153
*	Fidelity Investments	Dividend Growth Fund; 533,977.579 units	14,111,436		$16,136,802
*	Fidelity Investments	Advisor Stable Value Fund; 148,492 units		$
	American Funds	Growth Fund of America - Class A Fund; 440,421.866 units	12,495,272		$14,115,521
*	Fidelity Investments	Retirement Money - Market Fund; 31,056,153.260 units	31,056,153		31,056,153
*	Fidelity Investments	Institutional Short - Intermediate Government Fund; 775,771.421 units	7,700,954		$7,796,503
*	Fidelity Investments	Fidelity Managed Income Fund; 85,049 units		$
	Vanguard	Institutional Index Fund; 335,313.721 units	36,015,116		$40,663,495
	Domini	Social Equity Fund; 28,845.243 units	794,248		$911,221
	PIMCO	Foreign Bond Index Fund; 575,947.193 units	5,923,945		$5,978,332
	Artisan	Mid Cap Value Fund; 1,296,536.762 units	24,260,077		$28,705,324
	Allianz	NACM High Yield Bond CL; 848,047 units		$
	Allianz	AGIC High Yield IS; 1,063,999.557 units	10,200,167		$10,767,676
	Harbor	Large Cap Value Fund; 2,810,973.185 units	20,579,792		$22,375,347
	Janus	Twenty Fund; 369,392.417 units	20,093,998		$24,549,820
	Morgan Stanley Institutional
	Fund Trust	Mid-Cap Growth Fund; 1,038,887.962 units	28,862,207		$40,672,464
	LZRD	EMRG MKTS EQ IS; 119,109.686 units	2,509,654		$2,573,960
*	Fidelity Investments	Real Estate Investments; 291,237.167 units	7,787,959		$7,959,512
	American Funds	New Perspective R5 Fund; 516,253.341 units	14,070,139		$15,379,187
	Vanguard	Target Retirement 2010 Fund; 12,525.413 units	255,413		$287,583
	Vanguard	Target Retirement 2020 Fund; 115,198.78 units	2,435,980		$2,639,204
	Vanguard	Target Retirement 2030 Fund; 160,784.094 units	3,219,078		$3,640,152
	Vanguard	Target Retirement 2040 Fund; 102,856.14 units	1,999,098		$2,318,377
	Vanguard	Target Retirement 2050 Fund; 13,313.93 units	259,259		$298,765
	Vanguard	Total Bond Market Index Fund; 2,554,409.770 units	26,240,858		$26,923,478
	Vanguard	Target Retirement Income Fund; 48,473.650 units	524,824		$555,508
	Vanguard	Target Retirement 2005 Fund; 15,501.517 units	172,747		$186,018
	Vanguard	Target Retirement 2015 Fund; 169,403.597 units	1,984,396		$2,173,448
	Vanguard	Target Retirement 2025 Fund; 303,548.813 units	3,611,063		$3,985,596
	Vanguard	Target Retirement 2035 Fund; 282,967.265 units	3,417,691		$3,882,311
	Vanguard	Target Retirement 2045 Fund; 89,421.408 units	1,105,736		$1,266,207
	Vanguard	Target Retirement 2055 Fund; 1,122.757 units	26,315		$26,834
	Luther King Capital
	Management	Small Cap Equity Fund; 610,400.237 units	10,916,296		$14,777,790

*	Participants	Notes receivable from participants (interest rates of 4.25% to 9.25%)			$4,855,166

	Total assets held for investment purposes				$438,749,043

*  Party-in-interest